

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Matthew Booth
Chief Executive Officer
Urgent.ly Inc.
8609 Westwood Center Drive, Suite 810
Vienna, VA 22182

> **Re: Urgent.ly Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 27, 2023**
> **File No. 333-273463**

Dear Matthew Booth:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Selling Securityholders, page 125

1. We note your response to prior comment 2 and reissue it in part. Please revise to disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by each of the legal entities included in the table. Refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations. Also, identify any selling stockholder that is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller

purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology